SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No    ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: Dec. 15, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS NOVEMBER 2006 REVENUE;

COMPANY RAISES GUIDANCE FOR 4Q06 REVENUE AND GROSS MARGIN

Hsinchu, Taiwan, December 15, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported its unaudited consolidated revenue for the month of November 2006. The Company also raised its prior guidance for the fourth quarter ending December 31, 2006. Based on the exchange rate of NT$32.43 against US$1.00 as of November 30, 2006, ChipMOS currently expects the revenue for the fourth quarter of 2006 to be in the range of US$176 million to US$181 million, compared to prior guidance of US$168 million to US$172 million, with gross margin on a consolidated basis for the fourth quarter of 2006 to be in the range of 29% to 32%, compared to prior guidance of 26% to 29%.

Revenue for the month of November 2006 was NT$1,993.2 million or US$61.5 million, an increase of 1.9% from the month of October 2006 and an increase of 40.0% from the same period in 2005. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$32.43 against US$1.00 as of November 30, 2006.)

Consolidated Monthly Revenues (Unaudited)

	Nov. 2006	Oct. 2006	Nov. 2005	MoM Change	YoY Change
Revenues (NT$ million)	1,993.2	1,955.1	1,424.1	1.9%	40.0%
Revenues (US$ million)	61.5	60.3	43.9	1.9%	40.0%

ChipMOS’ November 2006 consolidated revenue included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.